Exhibit 99.1

FSD Pharma Inc. Announces Results of the Annual General and Special Meeting of Shareholders – Nominees of the Concerned Shareholders Elected to the Board of Directors

TORONTO--(BUSINESS WIRE)--May 17, 2021--FSD Pharma Inc. (Nasdaq: HUGE) (CSE:HUGE) (FRA:0K9) (the “Company” or “FSD”) is pleased to announce the results of its annual general and special meeting of the shareholders held on May 14th, 2021 (the “Meeting”) at which 54.17% of the votes attached to the issued and outstanding Class B Subordinate Voting Shares (“Class B Shares”) and Class A Multiple Voting Shares (“Class A Shares”) were represented. The board of directors of FSD (the “Board”) was fixed at seven directors. Each of the nominees of the group of concerned shareholders led by Messrs. Anthony Durkacz and Zeeshan Saeed (the “Concerned Shareholders”) were elected to the Board, in addition to Messrs. Frank Lavelle and Donal Carroll, to hold office for the ensuing year. However, following his election, Mr. Lavelle communicated his resignation to the Board.

As a result, Anthony Durkacz, Zeeshan Saeed, Nitin Kaushal, Lawrence (Larry) Latowsky, Fernando Cugliari and Donal Carroll shall serve as directors of the Company until the next annual general meeting of shareholders or until they otherwise cease to hold office. Full details and backgrounds regarding each of the directors is included in the information circular of the Concerned Shareholders dated April 24, 2021, which was filed on the Company’s SEDAR profile at www.sedar.com.

Anthony Durkacz and Zeeshan Saeed commented, “We are pleased to see that FSD shareholders have shown their overwhelming support for the Concerned Shareholders and the Concerned Shareholders’ nominees. We look forward to restoring FSD and know there is a lot of work ahead of us. We would like to thank all shareholders for their patience and support.”

In addition, shareholders of the Company: rejected a special resolution to reorganize the share capital of the Company and convert the issued and outstanding Class A Shares into Class B Shares; approved an ordinary resolution to reappoint MNP LLP as the auditor of the Company for the ensuing year and authorize the directors of the Company to set the auditor’s remuneration; approved a special resolution to change the registered office of the Company from Durham Region, Ontario to a location in the City of Toronto, Ontario; and approved an ordinary resolution ratifying the adoption of the Amended and Restated By-law No. 1 of the Company.

At a meeting of the Board following the Meeting, Anthony Durkacz and Zeeshan Saeed were appointed Executive Co-Chairmen of the Board.

About FSD Pharma

FSD Pharma Inc. (www.fsdpharma.com) is a publicly-traded holding company.

FSD BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing multiple applications of its lead compound, ultramicro PEA by down-regulating the cytokines to effectuate an anti-inflammatory response.

Forward Looking Information

Certain statement contained herein are “forward-looking statements”. Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include the statement made by Anthony Durkacz regarding FSD. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Contacts

Anthony Durkacz
adurkacz@fsdpharma.com

Zeeshan Saeed
zsaeed@fsdpharma.com